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TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K Street, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

December 19, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Loan Lauren P. Nguyen
Special Counsel

Re:	Paragon Shipping Inc.
Registration Statement on Form F-3 Filed November 22, 2013
File No. 333-192517

Dear Ms. Nguyen,

We refer to the registration statement on Form F-3 (the "Registration Statement"), filed by Paragon Shipping Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") on November 22, 2013.

By letter dated December 17, 2013 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments regarding the Registration Statement.

The Company has today filed via EDGAR Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"), which responds to the Staff's comments contained in the Comment Letter.

This letter responds to the Staff's Comment Letter.  The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.  References to page numbers in the responses below are to page numbers in the Amended Registration Statement.

Signatures, page II-6

1.
Please revise the signature block on page II-33 to ensure that the registration statement is signed by your principal executive officer, principal financial officer, controller or principal accounting officer, and at least a majority of your board of directors of Alcyone International Marine Inc. We also note that it appears pages II-15 and II-17 are missing the signature of the respective principal executive officer. Refer to Instruction 1 to Signatures on Form F-3.

The Company has revised pages II-14, II-16 and II-32 of the Amended Registration Statement in response to the Staff's comment.

Exhibit 5.1

2.	Please revise paragraph 2 on page 2 to specifically opine as to the Units and the Rights being registered.

The Company has revised paragraph 2 on page 2 of Exhibit 5.1 to specifically opine on the Units and Rights being registered.

* * * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1265.

Very truly yours,

By:	/s/ Edward S. Horton
Edward S. Horton

Paragon Shipping Inc.
15 Karamanli Ave., GR 166 73
Voula, Greece

December 19, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Paragon Shipping Inc.

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Paragon Shipping Inc.

By:	/s/ Michael Bodouroglou
Name:	Michael Bodouroglou
Title:	Chief Executive Officer